Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BEERMKR Inc.
4949 Broadway St, Unit 110
Boulder, CO 80304
https://beermkr.com/

Up to $1,069,959.54 in Class B Common Stock at $8.97
Minimum Target Amount: $9,992.58

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BEERMKR Inc.
Address: 4949 Broadway St, Unit 110, Boulder, CO 80304
State of Incorporation: DE
Date Incorporated: January 24, 2013

Terms:

Equity

Offering Minimum: $9,992.58 | 1,114 shares of Class B Common Stock
Offering Maximum: $1,069,959.54 | 119,282 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $8.97
Minimum Investment Amount (per investor): $197.34

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Company Perks*</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 5% bonus shares.

Amount-Based:

$500+

1st Perk Title: BEERMKR Hat

Invest a minimum of $500 dollars and show the world you're a BEERMKR with this cool hat.

$1,000+

2nd Perk Title: BEERMKR Swag-Pack

Invest a minimum of $1000 dollars and receive the full BEERMKR swag pack. That's one t-shirt, one hat, and tulip glass for all that beer.

$5,000+

4th Perk Title: Free BEERMKR (or Free Year of Beer)

If you invest a minimum of $5000 you get a free BEERMKR + BEERTAP to start your brewing adventure. If you're already a BEERMKR, no worries, we'll comp you a Year of

Beer! That's 24 MKRKITs over a 12 month period.

$10,000+

5th Perk Title: BEERMKR + Beer Tasting at BEERMKR HQ Member of the Founding Team

For our biggest investors, you get the BEERMKR or Year of Beer, and, you're invited to come to the BEERMKR HQ for an exclusive tasting with members of the founding team! Come check out the operation, see what new stuff we have cooking, and taste a variety of new and experimental beers!

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

The company, Beermkr, Inc., designs, manufactures, and sells beer brewing machines for consumers. We also process and sell beer brewing ingredients for use with our hardware. Our hardware is manufactured by our contract manufacturing partner in China. Our software entails firmware, front end (website and app), and backend, all of which have been deployed and are operational, and have been developed by engineers employed by BEERMKR.

We originally incorporated as BrewJacket Inc. in 2013, had our first successful Kickstarter for our first product (BrewJacket Immersion) in 2014, which was awarded a patent from the USPTO (patent number US9423163B2). We relocated to Colorado in 2014 and began shipping the BrewJacket Immersion to backers in 2015. We had our second successful Kickstarter 2016 for the BrewJacket Immersion Pro and shipped that product to backers in December 2016. In April 2017 we raised a seed round with Sage V Foods Ventures and transferred all company assets and liabilities from BrewJacket Inc. to the new company, BrewJacket LLC, as a result of that raise. The three original founders still hold shares in BrewJacket Inc., which in turn owns a percentage of BrewJacket LLC along with Sage V Foods Ventures.

Over the next two years, the BEERMKR product was developed and two additional patents were filed comprising the overall system design and preparation of Steam Hops. BEERMKR had a successful Kickstarter in 2018 and delivered it to backers in December of 2020. In April 2021 BrewJacket LLC converted to a C-Corp named BEERMKR, Inc. to be compatible with regulation CF fundraising.

Competitors and Industry

Our only comparable brewer is the MiniBrew from the Netherlands and it is not available in the USA and costs €1300, more than double the price of our product. Both companies target a mix of brand new brewers and existing brewers as an easy way to enter the home beer brewing space with high quality, customizable results using all-grain brewing methods.

Based on our research, other cheap brewing kits that target the brand new brewer include Mr. Beer and Craft-a-Brew and comprise powders but are not customizable and do not produce high-quality results. An expensive version is the BrewArt BeerDroid by Coopers and it uses the same extract model but it manages the fermentation allowing for higher quality results but at a cost of $500.

There are also manual all-grain brewing machines such as the Grainfather, Robobrew, and others, and are designed for current hobbyist brewers and allow for easier management of the hot side of brewing but do not manage the equally important cold side.

Current Stage and Roadmap

Our company was in R&D mode with BEERMKR for the past 4 years. While we had our BrewJacket Immersion Pro in active sales mode on the market, the added cost of engineering expense to develop BEERMKR was higher than our operations alone would allow. Therefore we raised venture dollars with Sage V Foods Ventures to finance the development of BEERMKR.

We launched a Kickstarter campaign for BEERMKR in 2018 which sold 1000 units. These BEERMKRS were delivered in December of 2020. These Kickstarter backers helped us identify the issues remaining to be addressed, from a software and UX standpoint as well as from a hardware use standpoint to reach a now-polished product with a high degree of reliability. We are now in normal sales operations with BEERMKR with 1500 BEERMKRs in inventory in our three USA warehouses: southern California, Maryland, and Colorado.

We are currently onboarding with Amazon in North America, Europe, Australia, and Japan and have been in talks with Costco about bringing BEERMKR in as a web item with limited regional roadshows throughout the year.

The remainder of 2021 and 2022 will be expanding the retail availability of BEERMKR and developing brewery partnerships to bring new and exciting beers to the BEERMKR platform.

The Team

Officers and Directors

Name: Aaron Walls

Aaron Walls's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director of the Board
  Dates of Service: January 21, 2013 - Present
  Responsibilities: Build and manage an organization that can successfully scale into a growth company. Annual salary of $65,000.

Name: Matthew Goff

Matthew Goff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Director of the Board
  Dates of Service: January 21, 2013 - Present
  Responsibilities: Oversight of all technical engineering aspects of BEERMKR: mechanical, electrical, front end, back end, firmware, assembly, QA. Annual salary of $99,000.

Name: Evgeniy Tkachenko

Evgeniy Tkachenko's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Engineering
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Mechanical design, QA, assembly. Annual salary of $85,000.

Other business experience in the past three years:

- **Employer:** Altius Space Machines
  Title: Engineer
  Dates of Service: January 01, 2016 - July 01, 2018
  Responsibilities: Design solutions for aerospace

Other business experience in the past three years:

- **Employer:** SpaceBridge Logistics
  Title: Founder
  Dates of Service: January 01, 2018 - April 01, 2018
  Responsibilities: Advising

Name: Brett Vegas

Brett Vegas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO & Director of the Board
  Dates of Service: April 20, 2017 - Present

Responsibilities: Manage all marketing efforts. Brett does not receive a salary.

Other business experience in the past three years:

- **Employer:** Sage V Foods
  Title: Marketing Director
  Dates of Service: October 01, 2016 - Present
  Responsibilities: Managing marketing execution, brand strategy, innovation and business development for Sage V Food's family of brands.

Name: Victor (Pete) Vegas

Victor (Pete) Vegas's current primary role is with Sage V Foods. Victor (Pete) Vegas currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor; Director of the Board
  Dates of Service: April 20, 2017 - Present
  Responsibilities: Pete supports the management team with advice and capital as the lead investor in BEERMKR. Victor (Pete) does not receive a salary.

Other business experience in the past three years:

- **Employer:** Sage V Foods
  Title: President, Owner
  Dates of Service: January 01, 1996 - Present
  Responsibilities: Overall responsibility for the health and growth of the company.

Name: Eric Mazula

Eric Mazula's current primary role is with Sage V Foods. Eric Mazula currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: April 07, 2021 - Present
  Responsibilities: Board of directors position, maintains company minutes, security filings, and can vote as a representative of Sage V Ventures. Eric does not receive a salary.

Other business experience in the past three years:

- **Employer:** Sage V Foods
  Title: Controller / CFO
  Dates of Service: May 01, 2015 - Present
  Responsibilities: Oversee financial operations of Sage V Foods

Other business experience in the past three years:

- **Employer:** Mazula & Co LLC
  Title: Principal
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Financial consulting principal

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed

companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage appliance industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the

sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
The future health of our company is entirely dependent on selling BEERMKR hardware and of the customers of the BEERMKR hardware purchasing MKR KITs on a regular basis. If we are unable to sell BEERMKR hardware or if the owners of the BEERMKR hardware decide not to continue purchasing MKR KITs from us, we will not succeed as a company.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities as well as traditionally packaged beer, wine, and spirits. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BEERMKR has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns dozens of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its

intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on BEERMKR or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on BEERMKR could harm our reputation and materially negatively impact our financial condition and business.

Funds Secured by Inventory
We have a $400k loan through Sage V Foods Ventures LLC secured by inventory. The terms of this note have us repaying Sage V Foods Ventures LLC $334 for every BEERMKR unit we sell until we have paid off the loan. If we do not sell this inventory quickly, this could constrain the cash flow of our operations and we would have to use more of the cash from the raise to fund operations.

Market Risk
The success of the Company depends management being able to reach the audience interested in purchasing BEERMKR, and doing so in a cost effective manner. It is unknown whether in-person events will operate again in the near future, which was a driving force behind the company's kickstarter success. The cost to convert an online customer is not fixed and is dependent on variables outside of management's control, such as auctions for ad space on search and social media sites and the algorithms that decide which ads get shown to which people. If the Company cannot reach it's target audience in a cost effective manner, it will not succeed.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
BrewJacket, Inc.	800,000	Class A Common Stock	39.87
Sage V Food Ventures, LLC (70% owned by Pete Vegas through Sage V Foods; managed by Pete)	857,197	Class A Common Stock	42.72

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 119,282 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 2,030,717 with a total of 2,006,637 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 125,251 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** LLC unit shares
  Final amount sold: $500,000.00
  Use of proceeds: R&D materials and wages
  Date: April 20, 2017

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC unit shares
  Final amount sold: $500,000.00
  Use of proceeds: R&D wages and materials
  Date: May 10, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC unit shares
  Final amount sold: $1,000,000.00
  Use of proceeds: R&D wages, materials, working capital
  Date: June 19, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC unit shares
  Final amount sold: $460,000.00
  Use of proceeds: plastic injection molds, inventory, operations
  Date: December 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** LLC unit shares
  Final amount sold: $500,000.00
  Use of proceeds: working capital, inventory
  Date: June 11, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** LLC unit shares
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 0
  Use of proceeds: working capital, inventory, operations
  Date: September 25, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

2019 was the last year of considerable sales for our BrewJacket Immersion Pro product, and it included $156,767 of web sales from brewjacket.com and $37,830 in pre-orders from beermkr.com and $163,730 in wholesale sales for BrewJacket Immersion Pro, with $142,000 of wholesale to BrewCraft USA.

2020 saw a sharp decline in Immersion Pro sales on brewjacket.com because of the BrewCraft USA order from 2019. BrewCraft USA eliminated their homebrew division in 2020 and sold all inventory other resellers at a loss, allowing those resellers to sell at a more competitive price than us. Adventures in Homebrewing (www.homebrewing.org) purchased all Immersion Pro inventory from BrewCraft and is now selling it on their website for $149 instead of the $329 retail price we usually sell at. The brewjacket.com store only has a limited selection of product now and a bulk of sales for Immersion Pro products now occur through homebrewing.org. 2020 saw just $49,937 in sales on brewjacket.com.

BEERMKR's kickstarter in 2018 was reported as unearned revenue in 2018 and 2019 on the balance sheet and in 2020 it was converted to sales as that is when we began shipping BEERMKR pre-orders. 2020 saw a total of $485,736 in sales.

Cost of sales and margins

In 2019 our cost of sales was $333,124, and $572,353 in 2020 resulting in $25,202 and ($86,617) gross profits. 2019 experienced high shipping costs from China as well as tariffs from the Trump administration and a large volume, low margin purchase from BrewCraft USA. BrewCraft thought they would be able to make multiple orders like this per year, justifying the low margin and high volume discounts but went out of business before they could purchase more. 2020 margin is negative due to the extra expenses associated with BEERMKR compared to the revenue we collected on the kickstarter multiple years earlier. The cost of production was higher than originally anticipated at an average of $375 delivered cost, where we collected between $314 and $389 for each sale on Kickstarter. We have since raised our retail price to $579 to cover these costs and add margin.

Secondly, there were a multitude of re-work costs that had to be undertaken to have a functional unit that fall outside of normal production costs. In fall of 2019 we were in production with version 1 of our BEERMKR in China and we had a hard deadline to get the product out of China before additional tariffs threatened by the Trump administration were set to activate. These tariffs would have amounted to over $100,000 in tariffs if we waited to ship BEERMKR. We made the decision to manufacture BEERMKR as is and ship to the USA before the tariffs activated with the understanding that we would have to rework the 1800 incomplete and untested BEERMKRs in the USA. We shipped and our BEERMKRs landed on December 8th, 2019, a week before the tariffs were supposed to go into effect. A few days later, the Trump administration cancelled their threatened tariffs.

The rework costs include new valves, brewtubs (including lids and seals), door seals, vibratory motor housings, bag hangers, waste containers, waste bags, pressure line tubing, peltier connection harnesses, and the shipping of product from warehouse to warehouse to install them.

Expenses

Our operating costs for 2019 and 2020 were $1,351,153 and $963,795 respectively. A bulk of these costs are due to salaries and subcontractors that can be directly associated with the development of the BEERMKR product. The roles include two senior mechanical engineers, one design engineer, one backend developer, three front end developers, three firmware developers, and one electrical engineer. General overhead cost includes one business manager and one warehouse manager. Total wages and subcontractor expense was $552,625 in 2019 and $597,235 in 2020. Depreciation expense on plastic injection molds was $514,269 in 2019 and $102,014 in 2020. The remaining lesser expenses were split between R&D materials, marketing, rent, travel to China, and interest expense.

Historical results and cash flows:

Our historical results are not indicative of our expected performance in 2021 and beyond. First, 2019 and 2020 were years where we were not shipping BEERMKR. The first BEERMKRs only shipped to our kickstarter backers in December of 2020, so many of our prospective customers were not willing to pre-order a unit and we invested zero dollars in BEERMKR marketing in 2019 and the first 10 months of 2020. Secondly, we invested heavily in research and development and plastic injection molds during these time frames which resulted in excessive subcontractor expenses and plastic injection mold purchases that together amounted to over $1MM in one-time expenses.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources available to the company are two lines of working capital, one from Wells Fargo for $93,500, and one from Fund Box for $60,500. Sage V Foods Ventures provides additional working capital to fund inventory purchases, and currently has 1200 BEERMKR units secured for sale this spring.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this raise will go into company operations. Our company burn rate is $80k per month, which is easily supported by sales. To fund sales, we plan on using a large portion of the raise on marketing expenditures.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

A capital raise is required to support the continued development of BEERMKR. Without a capital raise, BEERMKR could subsist on current sales levels, however, operations and investment in furthering the BEERMKR product and app would need to be reduced to match current sales levels.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our company will be able to continue to operate indefinitely if we raise our minimum as we will have to adjust our staffing levels and eliminate spending on mold changes and app development.

How long will you be able to operate the company if you raise your maximum funding goal?

If we hit our maximum, we will be able to operate indefinitely. We plan to achieve evergreen profit due to MKR KIT sales to a 10,000 BEERMKR install base, and we want to be able to further scale our company into new markets and products.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The major planned source of future capital is sales, principally sales of MKR KITs.

Our venture investor, Sage V Foods Ventures, is financing our inventory and will continue to do so going forward. We already have a loan on the books for over $400,000 secured by 1,200 BEERMKRs in inventory.

Indebtedness

- **Creditor:** Sage V Ventures
  Amount Owed: $401,350.00
  Interest Rate: 15.0%
  Working capital loan that is secured by 1,200 BEERMKR units at $334.59 each.

Loan is repaid on a biweekly basis at a rate of 15% based on the number of units sold during that 2 week period. For example, if 100 units were sold in the 2 week period and the period was 1 year after the loan was made, the amount would 334.59*1.15*100=38,477.85.

- **Creditor:** Sage V Ventures
  Amount Owed: $150,000.00
  Interest Rate: 15.0%
  No maturity date

- **Creditor:** Kabbage Capital
  Amount Owed: $16,401.70
  Interest Rate: 17.3%
  Maturity Date: July 14, 2021

- **Creditor:** SBA - PPP First Draw
  Amount Owed: $67,240.52
  Interest Rate: 1.0%
  Maturity Date: July 14, 2022
  Subject to forgiveness

- **Creditor:** SBA - PPP Second Draw
  Amount Owed: $84,240.88
  Interest Rate: 1.0%
  Maturity Date: June 23, 2023
  Subject to forgiveness

Related Party Transactions

- **Name of Entity:** Sage V Ventures
  Names of 20% owners: Victor (Pete) Vegas
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Working capital loan for $401,350, and standard loan with no maturity date for $150,000.
  Material Terms: The interest rate is 15% per annum and the loan has no maturity date. The loan has been classified as non-current.

Valuation

Pre-Money Valuation: $17,999,533.89

Valuation Details:

Our valuation is based on our selected revenue multiple against extrapolated Kickstarter performance in a projected 12 months period.

We sold 1,000 units in one month during our kickstarter campaign. Since valuation models are always based on annual figures, we multiplied 1,000 units by 12 to achieve a theoretical annual sales of 12,000 units. The retail cost of one unit is $579 and yields a projected an annualized dollar amount of $6,948,000.

The second piece is our MKR KIT sales. In surveys of Kickstarter backers, it was reported by over 700 BEERMKR owners that they wished to brew on average 2.2 MKR KITs per month. So taking our annual figure from above of 12,000 units, we multiplied that by 2.2 MKR KITs per month and then again by 12 months to yield 316,800 MKR KITs. The retail cost of one MKR KIT is $15 and this yields a projected $4,752,000 in additional revenue.

According to eVal.tech (https://www.eval.tech/valuation-multiples-by-industry) the valuation of companies in the "Food and Kindred Products" space is 2.33x revenue, "Beverages" is 5.32x revenue, "Household Appliances" is 1.13x revenue. Since our MKR KIT revenue is a hybrid between Beverages and Food and Kindred Products, we took the lower valuation multiple of 2.33x revenue. So 2.33 x 4,752,000 = $11,072,160. We then took our machine revenue of $6,948,000 and multiplied it by the 1.13 Household Appliance multiple to yield $7,817,340. Adding these together yields a company valuation of ~$18 million.

The pre-money valuation has been calculated on a fully diluted basis. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,992.58 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  16.5%
  A small marketing spend of will be used for Facebook and Google ads, as well as agency fees of approximately $4,000 per month to manage the ads.

- *Operations*
  81.0%
  At a minimum goal, we will be reducing staffing to match our funding levels. We will keep low staff until our sales and PR scale up, at which time we will adjust our staff levels higher.

If we raise the over allotment amount of $1,069,959.54, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  2.5%

- *Marketing*
  70.0%
  At our maximum funding goal, we will commit a majority of funding to marketing. The goal is to achieve a market penetration of greater than 10,000 BEERMKRs.

- *Research & Development*
  10.0%
  Continuing to develop the BEERMKR app is critical to building a continually engaging product. Likewise, hardware improvements are necessary to improve customer experience and many of those hardware improvement require plastic injection mold modification.

- *Operations*
  17.5%
  An investment in our operations will allow us to scale our Steam Hop production and recipe kitting operations to fall in line with our marketing driven sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://beermkr.com/ (beermkr.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/beermkr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BEERMKR Inc.

[See attached]

BREWJACKET LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
BrewJacket LLC
Boulder, Colorado

We have reviewed the accompanying financial statements of BrewJacket, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 30, 2021
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	14,967	$	31,123
Inventories		398,526		544,082
Total current assets		**413,493**		**575,205**
Property and equipment, net		2,307		4,315
Intangible assets, net		-		-
Total assets	**$**	**415,800**	**$**	**579,520**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit card	$	3,321	$	2,376
Accounts payable		25,743		146,232
Line of Credit		32,162		56,355
Current portion of loans		117,940		191,067
Other current liabilities		12,768		433,676
Total current liabilities		**191,933**		**829,705**
Non-current portion of loans		150,000		38,376
Total liabilities		**341,933**		**868,081**
MEMBERS' EQUITY				
Members Equity		73,867		(288,561)
Retained earnings/(Accumulated Deficit)				
Members' equity		**73,867**		**(288,561)**
Total liabilities and members' equity	**$**	**415,800**	**$**	**579,520**

See accompanying notes to financial statements.

BREWJACKET LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 485,736	$ 358,326
Cost of revenue	572,353	333,124
Gross profit	(86,617)	25,202
Operating expenses		
General and administrative	943,558	1,318,797
Sales and marketing	20,237	32,356
Total operating expenses	963,795	1,351,153
Operating income/(loss)	(1,050,412)	(1,325,950)
Interest expense	47,158	24,458
Other Loss/(Income)	-	(300)
Income/(Loss) before provision for income taxes	(1,097,570)	(1,350,109)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (1,097,570)**	**$ (1,350,109)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2020 and

(in thousands, $US)		Total Members' Equity
Balance—December 31, 2018	**$**	**89,973**
Contribution		1,100,000
Distribution		(128,426)
Net income/(loss)		(1,350,109)
Balance—December 31, 2019	**$**	**(288,562)**
Contribution		1,459,999
Net income/(loss)		(1,097,570)
Balance—December 31, 2020	**$**	**73,867**

See accompanying notes to financial statements.

BREWJACKET LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,097,570)	$ (1,350,109)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	102,015	540,198
Changes in operating assets and liabilities:		
Inventories	145,556	(420,028)
Other current liabilities	(420,908)	53,107
Accounts payable	(120,489)	146,232
Credit card	945	979
Net cash provided/(used) by operating activities	**(1,390,450)**	**(1,029,621)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(100,007)	(510,625)
Sales of property and equipment	-	268
Sales of intangible asset	-	10,620
	(100,007)	**(499,737)**
CASH FLOW FROM FINANCING ACTIVITIES		
Line of Credit	(24,194)	30,132
Borrowing on loans	237,867	297,286
Repayments of loans	(199,371)	(82,893)
Distribution	-	(128,426)
Contribution	1,459,999	1,100,000
Net cash provided/(used) by financing activities	**1,474,301**	**1,216,099**
Change in cash	(16,156)	(313,259)
Cash—beginning of year	31,123	344,382
Cash—end of year	**$ 14,967**	**$ 31,123**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 47,158	$ 24,458
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

BrewJacket, LLC was previously formed as BrewJacket Inc. on March 6, 2013. The Company changed the name in the BrewJacket, LLC on October 30, 2017 in the state of Colorado. Subsequent to the year ended December 31, 2020, the Company filed for a conversion from an LLC to a Delaware C Corporation called BEERMKR, Inc. The financial statements of BrewJacket, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

At BEERMKR, we make beer brewing devices for consumers, homebrew hobbiests, and craft beer brewers. Our company was founded in 2013 and began selling our first product, the BrewJacket Immersion, in 2015. We have released numerous product updates to the Immersion product in 2016 and 2017. In 2020 we began shipping the BEERMKR product, which is a countertop beer brewing device that allows anyone to make beer. Along with the BEERMKR hardware, we also sell ingredient kits that allow the BEERMKR to produce a 12-pack of finished craft beer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its beer brewing products.

Cost of sales

Costs of goods sold include the cost of Freight & delivery, MKR KIT COGS and fermenters.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $20,237 and $32,356, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 30, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December

15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	**2020**	**2019**
Finished Goods	$ -	$ 1,660
Raw Materials	398,526	542,422
Total Inventories	**$ 398,526**	**$ 544,082**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	**2020**	**2019**
Other Current Liabilities consist of:		
Payroll Liability	12,768	3,587
Accrued Expenses	-	62,682
Direct Deposit Payable	-	8,945
Unearned Revenue	-	358,461
Total Other Current Liabilities	**$ 12,768**	**$ 433,676**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Furniture and Equipment	$	668,095	$	568,088
Property and Equipment, at Cost		**668,095**		**568,088**
Accumulated depreciation		(665,788)		(563,773)
Property and Equipment, Net	**$**	**2,307**	**$**	**4,315**

Property and equipment comprise primarily of plastic injection molds.

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $102,015 and $514,269, respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Sage V Foods Ventures, LLC.	43%
Brewjacket, Inc.	40%
Pete Vegas	16%
Brett Vegas	1%
Total	100%

7. DEBT

Paypal Working Capital

On April 11, 2019, the Company received a PayPal forward financing in the amount of $77,000 with a monthly payment in the amount of $1,717. On November 5, 2019, the Company received another PayPal forward financing in the amount of $61,610 with monthly payment in the amount of $2,177. The loan is classified as short-term. As of December 31, 2020, and 2019 the outstanding balances are $0 and $88,095, respectively.

SBA PPP Loan

On April 19, 2020, the Company received a PPP loan from the US Small Business Administration through Cross River Bank in the amount of $66,629. The loan has an interest rate of 1% per annum. The loan matures in 2022 but is subject to forgiveness. Since the Company is in process of applying for forgiveness and expects to received it during 2021, the loan is classified as short-term. As of December 31, 2020, and 2019 the outstanding balances are $66,629 and $0, respectively.

Colorado Enterprise Fun

The Company has received a loan in the amount of $51,445 with interest rate 9.75%. As of December 31, 2020, and December 31, 2019 the outstanding balances of the loan are $0 and $3,048, respectively. The loan has been classified as current.

Fundbox Capital

On December 19, 2019, the Company received a loan from Fundbox Capital in the amount of $60,500 with monthly payment in the amount of $2,521 and loan was paid off on June 10, 2020. On July 31, 2020, the Company received a second loan from Fundbox Capital in the amount of $60,500 with monthly payment in the amount of $2,699. The loan is classified as short-term. As of December 31, 2020, and 2019 the outstanding balances are $12,934 and $60,500, respectively.

Kabbage Capital

On December 25, 2019, the Company received an Kabbage Capital loan in the amount of $77,800. The total repayment amount of the loan is $98,806 and matures on June 25, 2021. As of December 31, 2020, and 2019, the loan had a balance of $38,377 and $77,800, respectively out of which $0 and $39,424 is classified as current portion while the rest of it is non-current portion.

Sage V Foods Payable

On December 21, 2020, the Company received a loan from its shareholder Sage V Ventures, they own 42.7% of the Company in the amount of $150,000 with interest rate of 15% per annum and the loan has no maturity date. As of December 31, 2020, and December 31, 2019 the outstanding balances of the loan are $150,000 and $0, respectively. The loan has been classified as non-current.

The following is the break-out of the outstanding balances for each instrument as of December 31, 2020 and December 31, 2019.

As of Year Ended	2020			2019		
	Current Portion	Non-Current Portion	Total	Current Portion	Non-Current Portion	Total
Paypal Loan	$ -	$ -	$ -	$ 88,095	$ -	$ 88,095
SBA PPP Loan	66,629	-	66,629	-	-	-
Colorado Enterprise Fun	-	-	-	3,048	-	3,048
Fundbox Capital	12,934	-	12,934	60,500	-	60,500
Kabbage Capital	38,376	-	38,376	39,424	38,376	77,800
Sage V Foods Payable	-	150,000	150,000			
Total Forward Financing	**$ 117,940**	**$ 150,000**	**$ 267,940**	**$ 191,067**	**$ 38,376**	**$229,443**

Line of Credit

The Company entered into Line of Credit agreement with Wells Fargo during fiscal year 2018. The credit facility size $93,300. The annual interest rate is 11.5%. Current payment due date is April 4,2021. The total outstanding balance as of December 31, 2020 and December 31, 2019 was $32,162 and $56,355, respectively. The entire balance is classified as current.

8. RELATED PARTY

Sage V Foods Payable

On December 21, 2020, the Company received a loan from its shareholder Sage V Ventures, they own 42.7% of the Company in the amount of $150,000 with interest rate of 15% per annum and the loan has no maturity date. As of December 31, 2020, and December 31, 2019 the outstanding balances of the loan are $150,000 and $0, respectively. The loan has been classified as non-current.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020		
2021	$	10,240
2022		-
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**10,240**

Rent expense was in the amount of $66,434 and $38,433 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 30, 2021 the date the financial statements were available to be issued.

Collateralized Loan

On January 13, 2021, the Company received a loan from its shareholder Sage V Ventures, they own 42.7% of the Company in the amount of $401,350 with interest rate of 8% per annum and the loan has no maturity date. This loan is secured by 1,200 completed BEERMKR units and 1,500 completed BEERTAP units, landed and stored in warehouses in Riverside California and Beltsville Maryland at a rate of $334.59 per unit.

On February 24, 2021, the Company entered into a second PPP loan in the amount of $84,174. The loan carries interest rate of 1% and matures on February 24, 2025.

On March 30, 2021, the Company paid off the fundbox loan in the amount of $60,500.

The Company is currently in the process of converting from a Colorado LLC to a Delaware C Corporation called BEERMKR, Inc. The Company is authorized to issue 2,500,000 shares of common stock with par value of $0.001.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,097,570, an operating cash flow loss of $1,390,450 and liquid assets in cash of $14,967, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

BeerMKR

Craft Beer. Made Easy.


BEERMKR

Website Boulder, CO FOOD & BEVERAGE

$0.00 raised

0 Investors	$18M Valuation
$8.97 Price per Share	$197.34 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

BEERMKR is the next big thing in beer! BEERKMKR created an automated countertop craft beer brewing system to make home brewing accessible to everyone. The fully contained brewery means that there's less mess and less steps to making your own beer. All you need is a wifi connection to get brewing. The team is a dynamic group of innovative engineers on a mission to create a global community of beer brewers. The team has also created the BREWJACKET and MKRKITs.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Support a growing industry: the beer market is worth over $100 billion domestic and $600 billion worldwide!
- BEERMKR is already in-market, and brewers around the country are loving it! Hundreds of units have been sold so far in 2021.
- BEERMKR unit sales + MKRKIT sales build a strong recurring revenue model for long-term growth!

OVERVIEW

Craft Beer. Made Easy.

BEERMKR is one of the first all-in-one craft beer making machine. It is fully customizable, and makes a 12-pack of quality craft beer in a week's time. While the home brewing process can take over 12 hours, BEERMKR cuts down brew time and clean-up time to make home brewing accessible to everyone. BEERMKR is a tool which can be used by novices as well as life-long brewers.


BEERMKR.
MAKES BEER.
BEERMKR

BEERMKR is one of the *first automatic beer-brewing machine that anyone can use.*

It makes over a gallon of craft beer in a week's time.




BEERMKR
BEERMKR
FERMENTING
SERVING
FEATURED ON
SHARKTANK
FRIDAY MAY 7th 2021

THE PROBLEM

Home brewing is inaccessible and time-consuming

There are 100 million beer drinkers in the USA and 25 million craft beer drinkers, yet only 1 million home brewers actually make their own beer. One small fumble in the 12+ hour process can render a beer anywhere from not what you set out to make to completely undrinkable.

Home brewing is:

- Time-consuming
- Difficult to learn
- Expensive
- Messy
- Overwhelming & intimidating
- Often makes bad beer


97 MILLION
CRAFT BEER
LOVERS
ONLY
1 MILLION
HOME BREWERS
WHY SO
FEW?

HAVE YOU EVER BREWED MANUALLY?


YES
NO

WHY DID YOU STOP?

- Too much effort/work
- The beer came out bad
- Too time consuming

WHY NOT?

- No space to brew
- Overwhelming to learn
- Too expensive to start
- Takes too much time

** The above information is based on internal research and management's experience.*

THE SOLUTION

An all-in-one home brewing machine

BEERMKR makes homebrewing fun and easy. It captures the essence of brewing: exploring ingredients and recipes, while it takes care of all the grunt work. The BEERMKR kit brews, ferments, carbonates, and serves beer. It takes just 5 minutes to set up a beer and the BEERMKR does the rest, whereas a traditional manual home brewing process can take more than 12 hours.


TURN BEER
LOVERS INTO
BEERMKRS.


BEERMKR
MAKES.
BEERMKR

The clean-up process is easy. The brewing chambers are completely sealed to the outside environment, preventing oxygen and bacteria from ruining the beer. A wifi chip updates the server every 5 minutes and notifies you when you're needed to pitch yeast or add dry hops. Cleaning involves placing your brew tub in your dishwasher.


Disposable
BeerBag =
No Clean Up

SAY NO TO

- Cleaning and sanitizing
- Wasted weekends
- Basements and garages
- Expensive setups
- Complexity
- **Bad beer**

SAY YES TO AWESOME BEER EVERY TIME

THE MARKET

The beer market is a $112 billion industry primed for disruption

The beer market is gigantic. The industry has generated $112 billion in sales in the US alone. Craft beer occupies $22.2 billion of the market.


ANNUAL BEER SALES
+$600
BILLION
GLOBAL SALES
+$100
BILLION
U.S. SALES

People are interested in learning how to home brew. What we offer is an all-in-one beer brewing machine with ease of use and creative control - something that hasn't been seen before on the market.

HIGH LEVEL MARKET SIZE

People who drink beer once a month in the U.S.

131 MILLION

Craft beer drinkers

97 MILLION

39M weekly craft drinkers + 7M lapsed brewers

46 MILLION | 7M

TOTAL TARGETED POPULATION

25 MIL. weekly craft drinkers + lapsed brewers earning >50k

OUR TRACTION

Customer funded with over 1,000 units delivered

In 2018 we launched a Kickstarter Campaign that raised nearly $400,000 dollars!

Since the campaign, we finished designing the product, locked up hardware and ingredient sourcing, and developed the BEERMKR app. We delivered over 1,000 units of BEERMKR to our domestic backers in 2020.


KICK
STARTER

$400,000 RAISED

Our backers have been invaluable partners in fine tuning the product and the app. We've relied heavily on their early feedback to implement new features and functions, making the beer brewing process better every day.

In 2021, we've continued to sell hundreds of units with very low marketing spend.

AND THE RESPONSE HAS BEEN AMAZING!

"My favorite part of homebrewing is getting to experiment with new recipes. My least favorite part is the waiting. BEERMKR really cuts back on some of the moving parts of the brewing process so you can get to the finished product quicker."

★★★★★

CORY P.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHAT WE DO

Simplify the home brewing process

We have 3 products on the market to make the home brewing process accessible to everyone. We currently sell our automated beer brewing machine BEERMKR, BEERTAP, and MKRKITs: our curated pre-portioned brewing packs. All of our products are made to give home brewers flexibility to get creative with the process.



BEERMKR
BEERMRKR brews and ferments with precision, for consistently awesome beer. The BEERMKR machine removes all the tedious work from brewing, letting you focus on the fun parts; ingredients and flavors! It precisely controls the temperature and pressure throughout brewing AND fermentation, and gives you unparalleled insight to what is happening in your beer at any given minute.


ALL GRAIN
BREWING


TEMPERATURE
CONTROLLED
FERMENTATION


COMPLETELY
CUSTOMIZEABLE

It is simple and approachable enough for new brewers with zero experience to make commercial quality beer on the first try, and yet flexible and powerful enough for seasoned pros to use it for recipe development or a complete replacement for their current low volume brewing system.

HOW IT WORKS: CONSUMER


INGREDIENTS
BREW
FERMENT
CARBONATE
ENJOY


BEERMKR
MAKES PORTERS

BeerTap
BEERTAP gives you carbonated beer, right out of your fridge.
When your beer is complete, move the bag of clean finished beer out of your BEERMKR and into your BEERTAP. An included CO2 cartridge carbonates the beer and allows you to serve up fresh pints or fill growlers to go directly from your refrigerator.


BEERTAP

BEERMKR and BEERTAP have solved the issues of oxidation and exposure to bacteria and contaminants that plague traditional homebrewing. Our beer never leaves the original bag where it was brewed, eliminating these common homebrewing issues that regularly ruin otherwise great homebrew.



MKRKITs
MKRKITs come with pre-portioned packs of real brewing ingredients.
Our MKRKITs include everything you need to make a 12-pack of quality craft beer. They come in a variety of popular styles, including IPAs, Stouts, Pale Ales, Lagers, and more. Use one for an easy, delicious beer, or start to customize and add your own ingredients. We're regularly launching new Kits, and are partnering with breweries for new recipes and added exposure.

SteamHops, an ingredient we manufacture, go through a **proprietary steam process** that converts their acids into bitters while at the same time adjusting their oils to match what you would expect during a traditional boil process. That means we can match the isomerization of 10, 15, 30, 60 minute boils without putting the worth through a boil.

We pack and ship our MKRKITs in Boulder, CO, and ship them directly to a brewers door. By eliminating shipping of heavy water, glass, and aluminum all over the country, we have provide quality beer at a competitive price.

* *Source*


FUTURE IPA


GRAINS
HOPS
YEAST

THE BUSINESS MODEL

A direct-to-consumer business model

Our business model is one familiar to the world of direct to consumer products. Our BEERMKR is the hardware component that the brewer purchases once, and our MKRKITs are the ingredient kits that they continue to purchase while they use BEERMKR.


Total Customer Spend by Year of Ownership
$ 3,000
$ 2,250
$ 1,500
$ 750
$ -
Year 1
Year 2
Year 3
Year 4
BEERMKR
MKR KITs

In a survey of Kickstarter backers we asked how many times they planned on brewing each month and the answer was approximately 2.2 times. Our early sales data of MKRKITs support this number.

While in the first year, the sales from the initial purchase of the BEERMKR account for 60% of a brewers value, over time, that percentage shrinks as they brew more and more beer. We sell our BEERMKR system for $579 retail on a $334 landed cost. Our ingredient kits range from $15 to $22 in retail cost on a $7.50 to $13 delivered cost. Our follow-on sales of MKR KITs have been extremely strong in the 3 months we have been shipping.


BEERMKR
BEERTAP

BEERMKR SYSTEM COST: $579


$245
profit margin
$334
landed cost


INGREDIENT KITS
$15 - $22
retail cost
$7.50 - $13
delivered cost

Our distribution channels

- **Direct-to-Consumer (D2C)**
  - We believe D2C is the key to long-term success. On the BEERMKR Webstore and App we can control the story, educate our shoppers, and ultimately create a community of like minded brewers. D2C has been proven with companies like Warby Parker, AllBirds, and Casper, who drive the majority of their sales through their website and app.

- **Amazon; the elephant in the room**
  - We plan to have a strong presence on Amazon to stay top-of-mind. A large percentage of shoppers start at Amazon when researching products.

- **Select Brick & Mortar partners can help push machines to new target audiences**
  - We're already in discussion with leading club retailers, with whom we fit their "treasure hunt" model perfectly. We can utilize this channel to pulse the market with large volumes of machines during select periods like Father's Day, Graduation, and the Holidays.


amazon
BEERMKR
B&M

"Chart complied to illustrate the company's forecasted distribution channels, actual results may differ."

HOW WE ARE DIFFERENT

Leading technology in the beer maker space

BEERMKR is leading the way in the beer maker space with patent pending technology and innovative brewing techniques. We're a team of engineers, so we know what's possible and how to push the limits in the home brewing space.

BEERMKR VS. ROBO-BREWERS

	BEERMKR	MR. BEER	LG HOMEBREW	BREWART
SIZE OF BATCH	12 beers	21 beers	14 beers	28 beers
TIME FROM GRAIN TO GLASS	6-14 days	14+ days	14+ days	6-14 days
USER TIME REQUIRED	10 min	2-4 hours	?	1-2 hours
AUTOMATED BREWING	Y	-	Y	Y
FERMENTATION TEMP CONTROL	Y	-	Y	Y
CO2 CARBONATION INCLUDED	Y	-	Y	Y
NO CLEANING CYCLES REQUIRED	Y	-	-	-
NO RISK OF CONTAMINATION	Y	-	Y	Y
REPEATABLE RESULTS	Y	-	?	Y
ABILITY TO CUSTOMIZE RECIPES	Y	-	-	-
TRADTIONAL INGREDIENTS (NO EXTRACTS)	Y	-	-	-
BEER KIT COST FOR A 7% IPA (/beer)	15 (1.25/beer)	40 (1.90/beer)	35 (2.50/beer)	42 (1.50/beer)
COST (BREWER + DISPENSER)	**$579**	**$50**	**$3000**	**$799**

We are patent protected
Our Immersion Pro heat exchanger is patent protected. We have 2 patents pending: one for the BEERMKR machine design and one for the Steam Hops creation process.

BEERMKR technology is also protected by our customized hardware design, firmware, backend servers, front end app, and proprietary Steam Hops. The only way for a competitor to steal IP from us would be for them to simply BE us.

We are innovative
We've designed a 3-Tier System to eliminate the need for transferring beer between vessels, lowering the risk of infection and oxidation. The liquid wort flows from the BrewTub to the BrewBag during fermentation, and waste falls into the WasteBag. You're left with a bag of clean fermented beer, ready for carbonation. Each batch starts with a fresh BeerBag and WasteBag, so you don't need to spend hours cleaning and sanitizing your materials, including pots and carboys.


Brewing Chamber
Brew Pouch
Collection Bin

We use technology to make the process entirely individualized. BEERMKR is wifi-connected and completely controlled via the BEERMKR app. You can log-in and view the status of your beer with to-the-minute updates from the BEERMKR cloud. As the cloud receives regular updates from your BEERMKR, we can adjust the recipe program accordingly to compensate for any environmental changes. The built-in temperature and pressure sensors allow for an unparalleled view of a beer at any given moment.


APP CONTROLLED



THE VISION

Become a name brand in the home brewer space

Our goal is to become a well-known brand with all home brewers. We have identified 3 types of customers: the Active Home Brewer, the Lapsed Home Brewer, and the Craft Beer Enthusiast. Our initial marketing will focus on the active brewers who are engaged in the brewing community to help build our credibility and create brand advocates. Secondly, we plan to reconnect with the lapsed brewers who have stopped home brewing due to time constraints - many of which are solved by BEERMKR's automated machine technology. Thirdly, we want to reach our enthusiasts who are excited to try home brewing for the first time.

OUR TARGET SHOPPERS



Home Brew Hobbiest



Craft-loving Millennial



Craft-loving Family Man

We will reach our goals by:

- Focusing our efforts on providing exceptional customer service to create brand advocates and organic referrals. We see our largest market as the Craft Beer Lovers - beer fans who aren't active in the craft beer space yet, but open to learning how to become beer makers.
- Creating engaging online communities with video and content based introductions to BEERMKR. The platform will answer customer questions, incentivize purchases, and conversation data will help us understand our target market to inform future ad spend.
- Building an active field marketing team to create authentic connections with beer enthusiasts. Our team will demo our products, attend beer industry events, and sell units on site to maximize conversions.



OUR LEADERSHIP

First and foremost, we are beer lovers!

The three core founders, Matt, Evgeniy, and Aaron, have been working together since 2013. The trio were teamed up in an entrepreneurship class at Cornell University. Out of that class came the first product, the heart of BEERMKR: the BrewJacket Immersion Pro. The pro-grade temperature control for fermentation has since become a standard in the homebrewing world. Brett joined the team in 2017 and has melded incredibly well.

The team has expertise in engineering, brand marketing, and food manufacturing with a passion for beer. We've overcome a number of major obstacles in the last two years, including trade wars with China, a pandemic, and massive disruptions to the global supply chain.



- **Aaron Walls, CEO:** Cornell MBA, background in economics and homebrewing
- **Matthew Goff, CTO:** Biomedical Engineering PhD, Cornell University, background in nuclear safement
- **Evgeniy Tkachenko, VP Engineering:** Masters Engineering, Case Western Reserve, background in space engineering, NASA
- **Brett Vegas, CMO:** Cornell MBA, background in CPG product marketing

WHY INVEST

Disrupt the beer industry through home brewing

BEERMKR is a game changing device that can enable a new generation of home brewing. While the beer market is gigantic, brewing beer yourself is fraught with roadblocks and pain points. BEERMKR eliminates these problems entirely with our automated brewing machine, allowing anyone to make commercial quality beer. We are the right team, with the right product, at the right time, to expand and explode the brew-at-home space.


BEERMKR
MAKES BEER.

January 2013
BrewJacket Founded
BrewJacket was originally devised in a graduate level entrepreneurship class at Cornell University. It was awarded the Hemmeter Prize as the business plan most likely to produce a successful business.

July 2013
Kickstarter #1: A Learning Experience
Our first kickstarter for the BrewJacket Immersion was not successful, however it allowed us to build an interested user base that ultimately refined what the product feature set should be.

August 2013
eLab Accelerator
BrewJacket entered Cornell University's startup accelerator program, eLab, where the launch product and market were refined.

April 2014
Kickstarter #2: Success
After working with potential customers to refine the product offering, our second kickstarter was a success, raising $108,351.

May 2015
Fulfilled Kickstarter #2
The founders worked in Aaron's basement and garage to build the Immersion product by hand. It took months of constant work but we were finally shipping!

March 2016
Kickstarter #3: Immersion Pro
After listening to feedback from customers, we created an update to the Immersion device, adding requested features and configurations.

February 2018
Immersion Pro sales surpass $1MM
Immersion Pro resonates with its customer base, has sold product into 30 countries across the globe and has been adopted by universities, yeast laboratories, and craft breweries.

April 2017
Sage V Ventures Invests in BrewJacket, BEERMKR Development Begins
BrewJacket's first outside round is completed with Sage V Ventures, the venture arm of Sage V Foods, a large food manufacturing company specializing in rice.

September 2018
Kickstarter #4: BEERMKR
Sold $398,276 in 30 days to over 1000 backers.

March 2020
COVID Disrupts Production
After landing a bulk of our first BEERMKR build in the USA, COVID shut down production of the final parts for months.

December 2020
BEERMKR Orders Delivered
1000+ BEERMKRs shipped to kickstarter customers in time for the holidays.

March 2021
BrewJacket LLC Reincorporates as BEERMKR Inc.
In preparation for crowdfunding, BrewJacket LLC converts its entity from an LLC into a C-Corp and changes names from BrewJacket to BEERMKR to better reflect the company focus going forward.

In the Press

SHOW MORE

Meet Our Team



BEERMKR





Aaron Walls
Chief Executive Officer
Cornell MBA

Aaron is our fearless leader and head beer-nerd. His passion for entreprenuership is only surpassed by is passion for beer.

Matt Goff
Chief Technical Officer
Cornell PhD Engineering

Previously a nuclear engineer at Sandia National Labs, Matt works tirelyssly to design the ultimate beer machine.

Evgeniy Tkachenko
Chief Operating Officer
Case Western Reserve/Cornell MEeg

Ev has been an engineer for Nasa and Oil & Gas, which turns out is surprisingly applicable to making beer.



Brett Vegas
Chief Marketing Officer
Cornell MBA

Brett brings his years of brand marketing and manufacturing experience in the natural foods industry to an innovative new beer making robot.

Offering Summary

Company	BEERMKR Inc.
Corporate Address	4949 Broadway St, Unit 110, Boulder, CO 80304
Offering Minimum	$9,992.58
Offering Maximum	$1,069,959.54
Minimum Investment Amount (per investor)	$197.34

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	1,114
Maximum Number of Shares Offered	119,282
Price per Share	$8.97
Pre-Money Valuation	$17,999,533.89

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 5% bonus shares.

Amount-Based:

$500+

1st Perk Title: BEERMKR Hat

Invest a minimum of $500 dollars and show the world you're a BEERMKR with this cool hat.

$1,000+

2nd Perk Title: BEERMKR Swag-Pack

Invest a minimum of $1000 dollars and receive the full BEERMKR swag pack. That's one t-shirt, one hat, and tulip glass for all that beer.

$5,000+

4th Perk Title: Free BEERMKR (or Free Year of Beer)

If you invest a minimum of $5000 you get a free BEERMKR + BEERTAP to start your brewing adventure. If you're already a BEERMKR, no worries, we'll comp you a Year of Beer! That's 24 MKRKITs over a 12 month period.

$10,000+

5th Perk Title: BEERMKR + Beer Tasting at BEERMKR HQ Member of the Founding Team

For our biggest investors, you get the BEERMKR or Year of Beer, and, you're invited to come to the BEERMKR HQ for an exclusive tasting with members of the founding team! Come check out the operation, see what new stuff we have cooking, and taste a variety of new and experimental beers!

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Over the last decade, we've seen a number of established industries totally disrupted by innovative direct to consumer companies, looking to cut out middlemen, and put the control into the hands of consumers where it belongs.

Industries like eyeglasses, shaving products, at-home coffee machines, workout equipment, and that's just to name a few.

BEERMKR is the next big innovation, poised and ready to disrupt BIG BEER, which is sized at over $100 Billion dollar beer in US and $600 Billion worldwide.

BEERMKR is the first all in one craft beer making machine that anyone to use. It's brews beer the right way, using real grains, hops, and yeast, just like your local craft brewery. It makes a 12-pack of delicious craft beer in a little over a week's time.

Brewing beer is a complicated and delicate process, that even craft breweries struggle with. Brewing great beer at home is even harder. It takes tons of time, equipment, and hours of time to make even drinkable beer. That's why every year, thousands of brewers give up.

Simply put, BEERMKR makes brewing easy without taking out the "craft". Setting up a brew takes just minutes; follow along the instructions on the BEERMKR app, add your ingredients at the necessary steps, and hit go. BEERMKR handles the rest. Use one of our many MKRKITs with pre-portioned ingredients, or build your own from scratch. BEERMKR gives you full control over your beer.

BEERMKR's temperature and pressure sensors allow us to fully automate the brewing and fermentation process. Our sterile BrewBags mean no cleaning and sanitizing or risk of infection. And its innovative 3-tier system means you don't have to transfer the beer which eliminates the possibility of exposure to oxygen and other contaminants.

In 2018, we launched a Kickstarter Campaign that raised $400K. Despite trade wars with China, Covid-19, and disruptions to the global supply chain, we were able to deliver over a thousand units to our backers in December of 2020. Our backers have been critical partners in helping us fine-tune the product and the app, and this year we have sold hundreds more with virtually no marketing spend.

And brewers around the country are loving it! We've been blown away by the positive response. We have folks all over the country who have never brewed a beer in their life making and sharing with friends and family for the first time. We have seasoned pros using BEERMKR as a test batch machine, and doing some wild experiments!

The product is in great shape, and we're ready to start scaling up.

We've got a strong cross-functional team in place with expertise in engineering, marketing, food manufacturing. But most importantly, we have a passion for beer.

And we're not alone. This machine has the potential to take beer lovers around the world, and turn them into beer makers. By limiting the time, complexity, and risk of at-home brewing, BEERMKR can push brewing further than ever before.

Ultimately, we are creating a global community of beer lovers who can brew, learn, and share beer with each other. Join us on that journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BEERMKR, INC." FILED IN THIS OFFICE ON THE EIGHTH DAY OF APRIL, A.D. 2021, AT 1:02 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5822633 8100F
SR# 20211221894

Authentication: 202935467
Date: 04-09-21

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A COLORADO LIMITED LIABILITY COMPANY UNDER THE NAME OF "BEERJACKET, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "BEERJACKET, LLC" TO "BEERMKR, INC.",FILED IN THIS OFFICE ON THE EIGHTH DAY OF APRIL, A.D. 2021, AT 1:02 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5822633 8100F
SR# 20211221894

Authentication: 202935467
Date: 04-09-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 04/08/2021
FILED 01:02 PM 04/08/2021
SR 20211221894 - File Number 5822633

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the Limited Liability Company first formed is Colorado.

2. The jurisdiction immediately prior to filing this Certificate of Conversion is Colorado.

3. The date the Limited Liability Company first formed is October 30, 2017.

4. The name of the Limited Liability Company immediately prior to filing this Certificate is Beerjacket, LLC.

5. The name of the Corporation as set forth in the Certificate of Incorporation is Beermkr, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 7th day of April, 2021

BEERJACKT, LLC,
a Colorado limited liability company

By: ______________________
Name: Aaron Walls
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:02 PM 04/08/2021
FILED 01:02 PM 04/08/2021
SR 20211221894 - File Number 5822633

CERTIFICATE OF INCORPORATION OF BEERMKR, INC.

The undersigned, a natural person, for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the Delaware General Corporation Law (the "***DGCL***"), hereby certifies that:

ARTICLE I

The name of the corporation is Beermkr, Inc. (the "***Corporation***").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the Corporation's registered agent at such address is: The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The Corporation is authorized to issue a single class of stock to be designated Common Stock. The total number of shares of Common Stock the Corporation has authority to issue is 2,150,000 shares, with par value of $0.0001 per share.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. General. 2,030,717 shares of the Common Stock of the Corporation are hereby designated "**Class A Common Stock**" and 119,238 shares of the Common Stock of the Corporation are hereby designated "**Class B Stock**" (the Class A Common Stock and the Class B Common Stock, together, the "**Common Stock**").

B. Dividends. The holders of the Class A Common Stock and the holders of the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be.

C. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

D. Voting. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Shares of Class B Common Stock shall be non-voting shares. The number of authorized shares of either class of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, voting as a single class on an as-converted basis, irrespective of the provisions of Section 242(b)(2) of the DCGL.

E. Equal Status. Except as expressly provided in this Article Fourth, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

ARTICLE V

The name and mailing address of the incorporator are as follows:

Aaron Walls
4949 Broadway St, Unit 110
Boulder CO 80304

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, adopt, alter, amend or repeal the bylaws of the Corporation.

Election of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

ARTICLE VII

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any disinterested failure to satisfy Section 365 of the DGCL shall not, for the purposes of Sections 102(b)(7) or 145, or for the purposes of any use of the term "good faith" in this certificate of incorporation or the bylaws in regard to the indemnification or advancement of expenses of officers, directors, employees and agents, constitute an act or omission not in good faith, or a breach of the duty of loyalty. Any repeal or modification of this Article VII shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VIII

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding, if such person acted in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the board of directors.

The Corporation shall have the power to indemnify, to the fullest extent permitted by applicable law, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding, if such person acted in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Neither any amendment nor repeal of this Article VIII or of the relevant provisions of the DGCL or any other applicable laws, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Except as provided in Article VIII above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * *

I, the undersigned, as the incorporator of the Corporation, have executed this Certificate of Incorporation on this 7th day of April, 2021.

Aaron Walls, Incorporator